EXHIBIT 99.1

Galapagos announces full year 2022 results and outlook for 2023

Key 2022 and post-period events

  Dr. Paul Stoffelsi appointed as Chief Executive Officer and Chairman of the Board of Directors
  Implemented new strategic direction to accelerate innovation and time-to-patients:
    Set-up of new innovation model and fit-for-purpose R&D organization
    Focus on key therapeutic areas of immunology and oncology
    Discontinuation of activities in fibrosis and kidney disease
    Expansion of drug modalities beyond small molecules, including biologicals and CAR-T
  Entered into the field of oncology through the acquisitions of CellPoint and AboundBio
  Presented encouraging initial safety and efficacy data from two ongoing Phase 1/2 studies in patients with refractory/relapsed non-Hodgkins lymphoma (NHL) and chronic lymphocytic leukemia (CLL) with CD19 CAR-T candidates, GLPG5101 and GLPG5201, manufactured at point-of-care
  Jyseleca® sales of €87.6 million, at the upper end of the guidance of €80-90 million
  Jyseleca® reimbursed for rheumatoid arthritis (RA) in 15 countries and for ulcerative colitis (UC) in 11 countries
  The Committee for Medicinal Products for Human Use (CHMP) adopted the Pharmacovigilance Risk Assessment Committee (PRAC)’s recommendation to harmonize the European label of all approved JAK inhibitors for chronic inflammatory disorders following an extensive safety review (Article 20 procedure)
  Received positive opinion from the CHMP for Jyseleca® European label update based on testicular function safety data from MANTA/RAy semen parameter studies
  Announced topline results from Phase 3 DIVERSITY trial of filgotinib in Crohn’s disease and, based on these topline data, decided not to submit a Marketing Authorization Application in Europe

2022 financial results

  Group net revenues of €505.3 million compared to €484.8 million in 2021
  Operating loss of €267.5 million compared to €165.6 million in 2021
  Net loss of €218.0 million compared to €103.2 million in 2021
  Cash and current financial investments of €4.1 billion on 31 December 2022
  Operational cash burnii of €513.8 million, which is within the guided range

Webcast presentation tomorrow, 24 February 2023, at 14.00 CET / 8 AM ET, www.glpg.com

Mechelen, Belgium; 23 February 2023, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) reports 2022 results, supported by strong adoption of Jyseleca® across Europe, and provides outlook for 2023.

Commenting on the full year results 2022, Dr. Paul Stoffels, CEO and Chairman of the Board of Directors of Galapagos said: “As I reflect on my first year as the new CEO and Chairman, we can be proud of what we have achieved in a very short time to reset our organization and embrace a new R&D strategy for a sustainable future. 2022 was a year of transformation and change.

Adding oncology as a new strategic therapeutic area, and CAR-T and biologicals as novel drug modalities, were key steps in our transformation. Through the acquisitions of CellPoint and AboundBio, we gained access to a breakthrough, point-of-care CAR-T manufacturing platform, a clinical-stage CAR-T oncology pipeline and a research engine for novel, differentiated CAR-T constructs, that together have the potential to deliver life-saving medicines to more patients, faster and more efficiently.

In addition, we remain fully committed to immunology, an area where there is still significant unmet patient need and for which we have built deep scientific know-how and expertise since our founding. With our programs targeting multiple modes-of-action and drug modalities, most recently including CAR-T, we have a differentiated portfolio of preclinical through to commercial assets.”

Bart Filius, President, COO and CFO of Galapagos, added: “We are very proud that our first marketed medicine, Jyseleca®, an orally administered JAK1 preferential inhibitor, continued to deliver solid in-market performance with a growing European base and €87.6 million in net sales for the year 2022, reaching 18,000 patients with RA and UC across Europe. Based on the topline results from the Phase 3 DIVERSITY study of filgotinib in Crohn’s disease, Galapagos decided not to submit a Marketing Authorization Application in Europe in this indication. On the other hand, following the positive opinion from the Committee for Medicinal Products for Human Use on the Type II variation application based on the safety data on semen parameters from the MANTA and MANTA-RAy studies, the European label for RA and UC has been updated, potentially broadening access for European patients who may benefit from this treatment. For 2023, we anticipate net Jyseleca® sales in a range between €140 and €160 million. For the longer term, we believe Jyseleca® can reach €400 million peak sales in RA, UC and axial spondyloarthritis.

Financially, we ended 2022 with a strong balance sheet of €4.1 billion in cash and current financial investments, which provides us with the necessary means to look for additional external innovation to accelerate our R&D portfolio while progressing our internal programs. As part of our company transformation, we have meaningfully reduced our cost base. We anticipate our full year 2023 operating cash burn to decline to a range of €380 to €420 million.”

2022 operational review and post-period events

Jyseleca® commercial & regulatory progress

  Adoption across Europe with reimbursement for RA in 15 countries and for UC in 11 countries
  Sobi, our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries, launched Jyseleca® in RA in the Czech Republic and Portugal, resulting in €2.0 million milestone payments to Galapagos
  The Medicines and Healthcare products Regulatory Agency (MHRA) in Great Britain and the Ministry of Health, Labour and Welfare (MHLW) in Japan approved filgotinib 200mg for the treatment of moderate to severe UC
  The European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use, CHMP, adopted the recommendation of the PRAC to add measures to minimize risk of serious side effects with JAK inhibitors used for chronic inflammatory disorders
  Positive opinion issued by the CHMP for Jyseleca’s® European label update based on testicular function safety data from MANTA/RAy semen parameter studies

Pipeline update

  Started preparations to initiate a Phase 2 program with TYK2 inhibitor GLPG3667 in dermatomyositis (DM) and systemic lupus erythematosus (SLE)
  Discontinued our activities in fibrosis and kidney disease as a result of our new strategic therapy area focus
  Phase 2 study with GLPG2737 in polycystic kidney disease is ongoing with topline results expected in the first half of 2023. If successful, we aim to outlicense the program
  Halted development of SIK3 inhibitor GLPG4399; medicinal chemistry activities to identify SIK inhibitors with improved pharmacology continues
  Reported initial encouraging safety and efficacy data at ASH1 2022 from the ongoing ATALANTA-1 Phase 1/2 study in refractory/relapsed NHL with CD19 CAR-T candidate, GLPG5101, manufactured at point-of-care

Corporate update

  Appointed Dr. Paul Stoffels as Chief Executive Officer, succeeding Onno Van de Stolpe, as of 1 April 2022. Following approval by Galapagos’ shareholders on 26 April 2022, adopted a 1-tier governance model and Dr. Paul Stoffels was appointed Chairman of the Board of Directors
  Implemented new strategic direction to accelerate innovation and time-to-patients, focused on key therapeutic areas of immunology and oncology, diversifying beyond small molecules to include CAR-T and biologicals, and set up of a fit-for-purpose R&D organization
  Entered the field of oncology through the acquisitions of CellPoint and AboundBio in all-cash transactions against payment of an upfront amount of €125 million for CellPoint, with an additional €100 million to be paid upon achievement of certain milestones, and against payment of $14 million for AboundBio
  Received various transparency notifications from EcoR1 Capital LLC and FMR LLC, indicating that their shareholding in Galapagos increased, crossing the 5% threshold, to 5.2% and 5.9% respectively, of our current outstanding shares
  Raised €6.7 million through the exercise of subscription rights
  Announced changes to the Executive Committee: Dr. Walid Abi-Saab (Chief Medical Officer) and Dr. André Hoekema (Chief Business Officer) retired from the company, and Valeria Cnossen (General Counsel) and Annelies Missotten (Chief Human Resources Officer) were appointed as new members of the Executive Committee as of 1 January 2023

Post-period events

  Poster presentation at the annual EBMT-EHA2 congress demonstrating initial encouraging safety and efficacy results from the ongoing EUPLAGIA-1 Phase 1/2 study with point-of-care manufactured CD19 CAR-T candidate, GLPG5201, in patients with refractory/replapsed CLL and small lymphocytic lymphoma (rrSLL), with or without Richter’s transformation (RT). All 7 out of 7 eligible rrCLL patients, including 4 patients with RT, responded to treatment (Objective Response Rate of 100%), and GLPG5201 showed an acceptable safety profile with no cytokine release syndrome (CRS) higher than grade 2, and no immune effector cell-associated neurotoxicity syndrome (ICAN) observed
  Announced topline results from the DIVERSITY study, a combined induction and maintenance Phase 3 study of filgotinib in Crohn’s disease. While the co-primary endpoints for filgotinib 200mg in the maintenance part of the study were met and the observed safety profile is consistent with its known safety profile, the two induction cohorts missed the co-primary endpoints of clinical remission and endoscopic response at Week 10. Galapagos decided not to submit a Marketing Authorization Application in Europe based on these topline data

Financial performance

Key figures 2022 (consolidated)
(€ millions, except basic & diluted loss per share)

	31 December 2022 group total	31 December 2021 group total
Product net sales	87.6	14.8
Collaboration revenues	417.7	470.1
Total net revenues	505.3	484.8
Cost of sales	(12.1)	(1.6)
R&D expenditure	(515.1)	(491.7)
G&Aiii and S&Miv expenses	(292.5)	(210.9)
Other operating income	46.8	53.7
Operating loss	(267.5)	(165.6)
Fair value adjustments and net exchange differences	51.5	61.3
Net other financial result	0.9	(18.7)
Income taxes	(2.8)	(2.4)
Net loss from continuing operations	(218.0)	(125.4)
Net profit from discontinued operations		22.2
Net loss of the period	(218.0)	(103.2)
Basic and diluted loss per share (€)	(3.32)	(1.58)

Current financial investments and cash and cash equivalents	4,094.1	4,703.2

Details of the financial results
Our net revenues in 2022 amounted to €505.3 million compared to €484.8 million in 2021.

We reported product net sales of Jyseleca® in Europe in 2022 amounting to €87.6 million, compared to €14.8 million last year.

Cost of sales related to Jyseleca® net sales in 2022 amounted to €12.1 million, compared to €1.6 million in 2021.

Collaboration revenues amounted to €417.7 million in 2022, compared to €470.1 million last year. The revenue recognition linked to the upfront consideration and milestone payments in the scope of the collaboration with Gilead for filgotinib, amounted to €174.4 million in 2022 (compared to €235.7 million in 2021). This decrease was due to a lower increase in the percentage of completion, slightly offset by higher revenue recognition of milestone payments, strongly influenced by the milestone achieved in 2022 related to the regulatory approval in Japan for UC.

On 8 February 2023 we announced topline results from the Phase 3 DIVERSITY trial of filgotinib in Crohn’s disease and, based on these topline data, decided not to submit a Marketing Authorization Application in Europe. While this recent event will not have an impact on our financial statements for the year ended 31 December 2022, we will provide further information in our 2022 annual report on the potential revenue recognition impact on our financial statements for the year ended 31 December 2023.

The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €230.4 million in 2022 (compared to €230.6 million in 2021). We also recognized royalty income from Gilead for Jyseleca® for €10.7 million in 2022 (compared to €3.8 million in 2021). Additionally, we recorded in 2022 milestone payments of €2.0 million triggered by the inital sales of Jyseleca® in Czech Republic and Portugal by our distribution and commercialization partner Sobi.

Our deferred income balance at 31 December 2022 includes €1.5 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration, and €0.5 billion allocated to the development of filgotinib which is recognized over time until the end of filgotinib’s development period.

Our R&D expenditure in 2022 amounted to €515.1 million, compared to €491.7 million in 2021. Depreciation and impairment costs in 2022 amounted to €54.5 million (compared to €17.5 million in 2021). This increase was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) and impairments of intangible assets related to other discontinued projects recorded in 2022. Personnel costs increased from €165.2 million in 2021 to €190.1 million in 2022 primarily related to increases in restructuring costs and accelerated non-cash cost recognition for subscription right plans related to good leavers. This was partly offset by a decrease in subcontracting costs from €251.1 million in 2021 to €214.9 million in 2022 following the evolution of our programs.

Our G&A and S&M expenses amounted to €292.5 million in 2022, compared to €210.9 million in 2021. This increase was primarily due to the termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead for filgotinib in 2022 which explains €59.7 million of the variance. The cost increase was also explained by an increase in personnel costs of €26.6 million in 2022 compared to 2021, which are related to an increase in our commercial work force driven by the commercial launch of filgotinib in Europe, accelerated non-cash cost recognition for subscription right plans related to good leavers and restructuring costs.

Other operating income (€46.8 million in 2022 compared to €53.7 million in 2021) decreased, mainly driven by lower grant and R&D incentives income.

We reported an operating loss amounting to €267.5 million in 2022, compared to an operating loss of €165.6 million in 2021.

Net financial income in 2022 amounted to €52.4 million, compared to €42.6 million in 2021. Net financial income in 2022 was primarily attributable to €41.3 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and to €6.9 million of positive changes in the (fair) value of our current financial investments. The other financial expenses also had the effect of discounting our non-current deferred income of €7.7 million. Net interest income amounted to €11.1 million in 2022 compared to €8.8 million of net interest expense in 2021.

We reported a group net loss in 2022 of €218.0 million, compared to a group net loss of €103.2 million in 2021.

Cash position
Current financial investments and cash and cash equivalents totaled €4,094.1 million on 31 December 2022, as compared to €4,703.2 million on 31 December 2021.

Total net decrease in cash and cash equivalents and current financial investments amounted to €609.1 million in 2022, compared to a net decrease of €466.1 million in 2021. This net decrease was composed of (i) €513.8 million of operational cash burn, offset by (ii) €6.9 million positive changes in (fair) value of current financial investments and €44.5 million of mainly positive exchange rate differences, (iii) €6.7 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2022, and (iv) €153.4 million cash out from the acquisitions of CellPoint and AboundBio, net of cash acquired.

Acquisition of CellPoint and AboundBio
We have completed the initial accounting of the acquisitions of Cellpoint and AboundBio, including the purchase price allocations. Disclosures on the business combinations will be included in our full year 2022 annual report.

Outlook 2023

Immunology franchise
This year, we expect additional reimbursement decisions for Jyseleca® in UC in Europe, and we anticipate that Sobi will further progress with reimbursement discussions in RA and UC in Eastern and Central Europe, Greece, and the Baltic countries. We also expect the final decision from the European Commission following CHMP’s adoption of the recommendation of the PRAC to harmonize the EU labels of all approved JAK inhibitors. We plan to start a Phase 3 study in axial spondyloarthritis, and anticipate announcing the initial results from the FILOSOPHY Real-World Evidence Phase 4 study in RA.

We aim to recruit the first patients in the Phase 2 programs with our TYK2 inhibitor product candidate, GLPG3667, in DM in the first quarter of 2023, followed by the start of a study in SLE later this year.

To accelerate time-to-patients, we are diversifying our drug modality capabilities in immunology and recently announced that we aim to start clinical development with the CD19 CAR-T candidate, GLPG5101, in refractory systemic lupus erythematosus (rSLE).

Oncology portfolio
Patient recruitment in the European sites of the ATALANTA-1 Phase 1/2 study with CD19 CAR-T candidate, GLPG5101, in rrNHL as well as in the EUPLAGIA-1 study with CD19 CAR-T candidate GLPG5201 in rrCLL/SLL is progressing. We aim to provide Phase 1 topline results from both studies around mid-2023 and aim to include US patients in 2023.

We aim to expand the CAR-T portfolio with a BCMA CAR-T product candidate, GLPG5301, in refractory/relapsed multiple myeloma (rrMM) and aim to start enrolling patients in the PAPILIO-1 Phase 1/2 study in Europe in the second quarter of 2023.

Financial guidance
For the full year 2023, we anticipate further reduction of our cash burn and anticipate landing between €380 and €420 million (compared to €514 million for the full year 2022), including the acceleration in oncology. We also anticipate between €140 and €160 million net sales of Jyseleca® for the full year 2023.

Taking into account multiple factors, we have revised our estimates of the peak sales potential for Jyseleca® in RA, UC and axial spondyloarthritis and expect this to reach €400 million by the end of the decade.

Annual report 2022
We are currently finalizing the financial statements for the year ended 31 December 2022. Our independent auditor has confirmed that its audit procedures are substantially completed and have not revealed any material corrections required to be made to the financial information included in this press release. Should any material changes arise during the audit’s finalization, an additional press release will be issued. We aim to publish the fully audited annual report for the full year 2022 on, or around, 23 March 2023.

Conference call and webcast presentation
We will host a conference call and webcast presentation tomorrow 24 February 2023, at 14:00 CET / 8 AM ET. To participate in the conference call, please register in advance using this link. Upon registration, the dial-in numbers will be provided. The conference call can be accessed 10 minutes prior to the start time by using the conference access information provided in the e-mail received at the point of registering, or by selecting the call me feature.

The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Financial calendar

Date	Details
23 March 2023	Publication Annual Report 2022 and 20-F 2022
25 April 2023	Annual Shareholders’ meeting
4 May 2023	First quarter 2023 results (webcast 5 May 2023)
3 August 2023	Half Year 2023 results (webcast 4 August 2023)
2 November 2023	Third quarter 2023 results (webcast 3 November 2023)
22 February 2024	Full year 2023 results (webcast 23 February 2024)

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Except for filgotinib’s approval as Jyseleca® for the treatment of moderate to severe RA and UC by the relevant regulatory authorities in the European Union, Great Britain, and Japan, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Contacts

Media relations	Investor relations
Marieke Vermeersch	Sofie Van Gijsel
+32 479 490 603	+1 781 296 1143

Elisa Chenailler	Sandra Cauwenberghs
+41 79 853 33 54	+32 495 58 46 63
ir@glpg.com
Hélène de Kruijs
+31 6 22463921
media@glpg.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements made in the sections captioned “2022 operational review and post-period events” and “Outlook 2023”, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash and estimated peak sales for Jyseleca® during the financial year 2023), statements regarding the acquisitions of CellPoint and AboundBio, including statements regarding anticipated benefits of the acquisitions and the integration of CellPoint and AboundBio into our portfolio and strategic plans, statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, and other payments , statements regarding our R&D plans, strategy and outlook, including progress on our immunology or oncology portfolio, CAR-T-portfolio and our SIKi portfolio, and potential changes in such strategy, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our commercialization efforts for filgotinib, our product candidates, and any of our future approved products, statements regarding our expectations on commercial sales of filgotinib and any of our product candidates (if approved), statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) filgotinib in RA, UC and AxSpA, (ii) with SIKi compounds, including GLPG3667 in SLE and DM, (iii) GLPG2737 in autosomal dominant polycystic kidney disease (ADPKD), (iv) GLPG5101 in rrNHL and rSLE, (v) GLPG5201 in rrCLL and rrSLL, and (vi) GLPG5301 in rrMM, including recruitment for trials and topline results for trials and studies in our portfolio, statements relating to interactions with regulatory authorities, statements related to the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission under Article 20 of Regulation (EC) No 726/2004 and regarding the related CHMP opinion, statements regarding the CHMP opinion for filgotinib, statements about the European label update based on testicular function safety data from MANTA/RAy studies, statements relating to the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or any other indication, statements regarding the changes in our leadership and expected resulting benefits, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the development of our commercial organization, statements and expectations regarding the rollout of our products or product candicates (if approved) in Europe, statements related to the expected reimbursements for Jyseleca®, statements regarding patient enrollment for the Phase 2 programs with our TYK2 inhibitor product candidate, GLPG3667, and the timing for the start of a study in SLE, statements regarding the timing of clinical development with our CD19 CAR-T candidate, GLPG5101, in rSLE, statements regarding the progress of patient recruitment efforts in the European sites of the Phase 1/2 ATALANTA-1 study with our CD19 CAR-T candidate, GLPG5101, in rrNHL as well as in the EUPLAGIA-1 study with our CD19 CAR-T candidate, GLPG5201, in rrCLL/SLL, and the timing for Phase 1 topline results from such studies, statements regarding the timing for expansion of, and patient enrollment in, the CAR-T portfolio with a BCMA CAR-T product candidate, GLPG5301, in refractory/relapsed multiple myeloma (rrMM), and portfolio goals, business plans, and sustainability plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2023 revenues, operating expenses, cash burn and other financial results may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from Galapagos’ ongoing and planned clinical research programs in rheumatoid arthritis, ulcerative colitis, dermatomyositis, systemic lupus erythematosus, axial spondyloarthritis, autosomal dominant polycystic kidney disease, refractory/relapsed Non-Hodgkin lymphoma, refractory/replapsed chronic lymphocytic leukemia, refractory/replapsed small lymphocytic lymphoma, refractory/relapsed Multiple Myeloma and other immunologic indications or any other indications or diseases, may not support registration or further development of its product candidates due to safety or efficacy concerns or other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead), the risks related to the timing and implementation of the transition of the European commercialization responsibility of filgotinib from Gilead to us, including the transfer of the supply chain, the risk that the transition will not have the currently expected results for our business and results of operations the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will be unable to successfully achieve the anticipated benefits from our leadership transition, the risk that we will encounter challenges retaining or attracting talent, risks related to disruption in our operations, supply chain or ongoing studies due to the conflict between Russia and Ukraine, risks related to continued regulatory review of filgotinib following approval by relevant regulatory authorities and the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, the risk that the EMA may impose JAK class-based warnings, and the risk that the EMA’s planned safety review may negatively impact acceptance of filgotinib by patients, the medical community, and healthcare payors, the risk that regulatory authorities may require additional post-approval trials of filgotinib or any other product candidates that are approved in the future, and the risks and uncertainties related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

1 Annual Society of Hematology
2  European Society for Blood and Marrow Transplantation (EBMT)-European Hematology Association (EHA)

i Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’
ii The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The operational cash burn for the year 2022 amounted to €513.8 million and can be reconciled to our cash flow statement by considering the decrease in cash and cash equivalents of €1,747.5 million, adjusted by (i) the cash proceeds from capital and share premium increase from the exercise of subscription rights by employees for €6.7 million, (ii) the net purchase of current financial investments amounting to €1,087.0 million, and (iii) the cash out from acquisition of subsidiaries, net of cash acquired, of €153.4 million
iii General and administrative
iv Sales and marketing